Filed by Lehman Brothers Holdings Inc.
                         Pursuant to Rule 425 under the Securities Act of 1933

                                       Subject Company:  Neuberger Berman Inc.
                                                 Commission File No. 001-15361

                                                       Date: September 9, 2003


The attached document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, (i) statements about the benefits of the acquisition of Neuberger Berman by Lehman Brothers, including financial and operating results, synergy benefits and any accretion to reported earnings that may be realized from the acquisition; Lehman Brothers' and Neuberger Berman's plans, objectives, expectations and intentions and other statements contained in this presentation that are not historical facts; and (ii) other statements identified by words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates" or words of similar meaning. These forward-looking statements are based upon management's current beliefs or expectations and are inherently subject to significant business, economic and competitive uncertainties and contingencies and third-party approvals, many of which are beyond our control. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: (1) whether the stockholders of Neuberger Berman approve the proposed transaction; (2) the satisfaction of the other conditions specified in the merger agreement, including without limitation the receipt of required governmental and other third-party approvals of the proposed transaction; (3) the ability to successfully combine the businesses of Lehman Brothers and Neuberger Berman; (4) the realization of revenue and cost synergy benefits from the proposed transaction; (5) operating costs, customer loss and business disruption following the merger, including adverse effects on relationships with employees; (6) changes in the stock market and interest rate environment that affect revenues; and (7) competition. Lehman Brothers and Neuberger Berman do not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date such forward-looking statement is made.

The attached document shall not constitute an offer of any securities for sale. The proposed transaction will be submitted to Neuberger Berman's stockholders for their consideration. Lehman Brothers filed a Registration Statement on Form S-4, which contains a proxy statement/prospectus, with the Securities and Exchange Commission ("SEC") on August 15, 2003. The Registration Statement may be amended from time to time. Stockholders of Neuberger Berman are urged to read the Registration Statement and proxy statement/prospectus contained within it and any other relevant materials filed by Neuberger Berman or Lehman Brothers with the SEC because they contain, or will contain, important information about Neuberger Berman, Lehman Brothers and the transaction. Neuberger Berman stockholders may obtain a free copy of the Registration Statement and proxy statement/prospectus and other documents filed by Lehman Brothers and Neuberger Berman with the SEC at the SEC's Internet site (http://www.sec.gov/). Copies of these documents also can be obtained, without charge, from Lehman Brothers, Investor Relations, 745 Seventh Avenue, New York, New York 10019 (212-526-3267) or Neuberger Berman, Corporate Communications, 605 Third Avenue, New York, New York 10158 (212-476-8125).

Lehman Brothers, Neuberger Berman and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Neuberger Berman in connection with the proposed transaction. Information about the directors and executive officers of Lehman Brothers is set forth in the proxy statement on Schedule 14A, dated February 28, 2003, for Lehman Brothers' 2003 annual meeting of stockholders. Information about directors and executive officers of Neuberger Berman and their ownership of Neuberger Berman common stock is set forth in the proxy statement on Schedule 14A, dated April 16, 2003, for Neuberger Berman's 2003 annual meeting of stockholders. Additional information regarding participants in the proxy solicitation may be obtained by reading the proxy statement/prospectus regarding the proposed transaction.

                                     * * *

The following is the transcript of a presentation made by Lehman Brothers on September 8, 2003 at a conference for the financial services industry:

MARK CONSTANCE:   Good afternoon. For those of you who don't know me, I'm Mark
                  Constance. I cover Brokers and Asset Managers for Lehman, which, among many unusual circumstances, that puts you in covering not only your own business but also that of your clients. One of them is being put in the position like I find myself right now, of introducing my boss, or I guess my boss' boss' boss' boss, whatever it is. And if you really think about that, that's, you know, pretty much clearly defining a downside only event, so I will keep my remarks very limited here. For those of you who haven't seen Brad speak before or had a chance to read his bio in the conference materials, Brad Jack is Lehman's COO and a member of our Executive Committee. I hope I got that straight or I'm in trouble, I guess. But have had some great personal interactions with Brad over these four plus years, I guess, that I've now been at Lehman Brothers, and I think in retrospect, it's very telling to describe the first interaction, which was shortly after I came here, one of the first people in senior management that I met. At the time, Brad was heading Investment Banking for Lehman and the interesting part of the story, I think, is that what Brad and I discussed had little if anything to do with investment banking, if Elliot Spitzer happens to be listening. It was a refreshingly positive, energetic discussion of Brad's vision for the business, the potential that he saw in the franchise, and how much he valued individual contributions in growing the franchise. And it was really an energizing discussion for me, as someone coming to Lehman after spending eight years at Merrill, and I hope that you walk away from today's lunch presentation with a similar reaction. Brad.

BRADLEY JACK:     First off, thank you for coming today. This is our first time after the summer months to have a conference that follows after Labor Day, and we are very excited about this slot in the time of year that we got, and so we intend to hang on to it, and appreciate all of your attendance. We recognize this is a very busy time of year, and to have this turnout. And for those that are in the overflow room, I thank you for listening to the lunch presentation. I am the speaker for the home team, as Mark pointed out, but I'm also going to comment about the industry for a significant period of the


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                  presentation. As Mark referenced, we are in the blackout
                  period or the quiet period, excuse me, and so I thought all the lawyers would be sitting here, ready to stop me from commenting on anything that might cause issues with that. But I think the firm is very anxious not only to talk about Lehman Brothers but to talk about the industry overall. So obviously I'll have no comments on the third quarter, but obviously up through the second quarter and looking forward, there are some things that we will talk about specifically related to Lehman Brothers. But this presentation is slightly different. As the only speaker for the investment banks, we have looked at a lot of the information and done a lot of analytical work, which is in your packet, and I'd ask you to take that with you, and if there's any followup you want to do about some of the numbers in there, would love to have those conversations. I've met some of you but not all of you. But we really did spend a lot of time on the front half of this presentation, kind of looking at the industry overall. And I'd like to begin there because, in short, we believe the investment banks have performed incredibly well through a very difficult cycle. It's one of my favorite things to do, to think back to the end of 2000, the beginning of 2001, and kind of put these events that have happened since then on paper and think about where this industry would be if you started talking about some very tragic things like 9/11, corporate governance, the accounting issues, the Iraq war, etc. And I want to kind of take you through the trough and look at the last recession and go through a series of slides. There's more information on the slide that I'm going to speak to, but it's a pretty compelling story about the valuation of the industry overall, and then I'd like to put Lehman in context, relative to our peers. But if you just start with revenues, revenues still correlate closely to the macro economy, but importantly, just to start this presentation, is to look at how much bigger the industry is. It's five times larger than the last recession but does correlate closely with the economy. The magnitude of peak to trough decline was similar, although the charts look different in terms of percentage decline. You can see 32% versus 31%. But the duration of this bear market has been much longer, 13 quarters versus 6 quarters. But the important takeaway here is just to think about the scale of this industry and therefore how do you think about the consistency of earnings and where do the earnings come from. If you look at the volatility, importantly in terms of delivering to the bottom line, notice the huge swing in earnings on the chart to the left, which shows the last recessionary period versus the stability of earnings in the more recent cycle, and this was some of the information that really got us started on this presentation. There's a lot of reasons for it: Better diversity of revenues this time, both geographically and by


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                  business; expense in capital management. But it's really
                  risk management that I think made the bigger difference. So this very long and difficult period for the capital markets has been challenging. If you really think about it, we've posted incredibly stable earnings over the cycle or over really the period of the trough. And if you think about what happened in the last recession, you know there was just way too much concentration and risk in those portfolios, and then a lack of liquidity that overlaid that. And I was at Shearson Lehman, one of the predecessors, we were very much a part of that, and experienced both a concentration, whether it was in high yield bridge loans, real estate. Many of you may never experience the limited partnership scenario or cycle. But the losses were massive, and there was not nearly the liquidities that these firms have today. And so, left to right, I think it's a very different story, although I think this recession has been significantly more challenging. If you look at margins, because the industry has diversified and because we've become much better at managing risk, capital, and expenses, we've produced very strong and very stable pretax margins throughout the current cycle. In addition to risk, the industry has become much better this time around at managing expenses, primarily component being compensation. And though at Lehman we didn't have to go through such a significant shift in terms of our employees, it's a sign of better management that the business leaders bit the bullet and reduced capacity much more quickly during this downturn than last time around, and that was a big contributor to the preservations of margins. It's not a pleasant topic, but it's a reality that the industry got very large in the late `90s, that the business couldn't support it, and that the primary focus of most of the firms was to preserve the margins, and they acted, although some of you, in conversations that I had, felt it was too slow in coming. If you look at the chart to the right, margins were upheld at levels very different than the last recession, and again, much more consistency than in the prior period. Another key element, and I said it earlier, is capital and liquidity management. And while the investment banks aren't necessarily leveraged institutions, we've kept net leverage at reasonable levels through this downturn. You can see a recent rise in leverage, and that's primarily due to the current business mix. There's been a lot of talk about proprietary trading. But some of this increase in leverage is due to the concentration around the fixed income asset classes, and they're bigger, and their use of the balance sheet. But even so, net leverage across the industries is significantly lower than it was in the last recession. So you've had pretty strong preservations of margins. Revenues are five times greater than they were. Leverage has been kept down, even though it has been

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                  tempting to go towards the proprietary model. We pride
                  ourselves in customer flow, and we don't think the industry is migrating that way, although some competitors have begun to use their proprietary balance sheet more aggressively. But again, all of these point to, in a difficult market, a much different level of discipline and management. Last time around nobody reported VAR. That was 12 years ago. But in comparison, what we did was we took VAR outstanding for the industry and then just overlaid it to tangible net equity. And you can see that although there's been an uptick recently, relative to the amount of exposure--and many of you look at VAR, and we all know its weaknesses and its strengths, but it is one measure--it's been fairly consistent with the growth in equity, in terms of types of risks or the exposures firms have to their balance sheet. Finally, the very biggest difference, I think, this time around, versus last time around, something that we talk more about in terms of how much we have on the balance sheet in terms of loans or risks or derivative positions, but you think about it, we've gotten much better at managing risk, and we have different tools than the last time around. First off, the ability to distribute risk more broadly. You can look at the slide on the left which looks at credit derivatives and the CDO marketplace, and just look at the just outstanding amounts of risk or, importantly for us, the tools that we need to offload some of the risk, and the credit derivatives market is obviously an important part of that. Secondly, relative to the loan market, which I've spent much time with you on or with many of you, trying to explain the management of that within the firm, you can look at how much more liquid the secondary market is for trading [unintelligible]. It's a big business now. It's a different business. We see the commercial banks following this model. But the ability to distribute risk--importantly, risks around less liquid assets is much greater than it was last time around, and that's allowed us to be able to service our clients, do the things our clients need, but also not to cause too much concentration on the balance sheet, coming back to what I said earlier. In the early `90s, that's what really hurt. When the market turned down, the concentration exposure and the inability to distribute the risk was very high. Here you have different tools, bigger balance sheets, and importantly, I think the ability to act quickly in terms of not--as Dave Goldfarb, our CFO often says, "we are in the moving business, not the storage business." These are key tools to how we do that. That adds up to better returns for shareholders. And I think this is the key for all of you in the room, when I meet with you, the concern is long term, our ROE. And this is just an incredible slide. I think it shows the volatility in the big swings in the early `90s, and you can see how consistent all these are in this

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                  past cycle. Importantly, I don't think any of us would have guessed, given the series of events, that the ROE for the industry across this cycle would hold up as well as it has. It's a combination of all the things that I've just touched on, but those series of graphs really speak to this final end result. Obviously, there's questions as to still the geopolitical risk and some of the issues around it, some of the investigations going on within the industry, but broadly our ability to manage our capital more efficiently, keep expenses under control, use compensation as a method to preserve margins, manage risk differently--all of those things have led to much higher ROEs, and it's why--I can do it in the Lehman part of the presentation or now--we think the industry overall deserves a different valuation. We think that one of the things that became much clearer in this is how stable and how important the customer franchise is and how consistent that part of our earnings mix is, relative to, I think, the strongly held belief that investment banking and asset management in other areas, less users of capital obviously, deserve the higher PE. If you just take a look at how much more business (and we'll come to these slides) comes out of our fixed income and equities business, our sales and trading business, and how much we are able to preserve that through the downturn I think speaks volumes to the size and the scale of the industry and our ability to repeat. If you look back even over a longer period of time, and we went to the SIA database here and looked at the entire universe of New York Stock Exchange member firms, and it shows our industry has been a growth sector for a very long time, across several full economic cycles. It helps us demonstrate, while the downturn in our industry has been significant, the recoveries that have typically unfolded over a two-year period have been significant as well. The fact that the industry has grown its equity and capital base and sustained its margins and return to shareholders during this current cycle, when we suffered the biggest peak to trough revenue erosion since 1970, that should tell you how well or how differently the firms are managed today. And one of the questions that may come up after is what's our expectation coming out of this period. And we basically look at about a 20% trough to what we're calling not peak but really recovery. And we're pretty excited about looking forward, and you'll hear some comments about that, going forward. So the backdrop, I think, speaks to how strong the industry has performed in a very, very difficult time. What has that meant in terms of changes? Some of it's cyclical obviously, but some of it's secular, so I want to talk a few minutes about that. On the banking side, the changes have been painful. Volumes in M&A and equity origination declined sharply. Staffing and investment banking followed. And there's been a constant shift of

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                  resources around industries, geographies, and products.
                  Importantly, the Global Research Settlement has changed the business in ways that honestly are still evolving. But what's cyclical about the changes? I think we recognize that staffing can be done in a very different way. Technology provides a lot of the information that our clients need. And therefore, I think, as an industry overall, junior staffing levels within the business, that became a significant drag on our margins and a very big part of the numbers in the growth in investment banking, have been scaled back, and I think are permanently scaled back. We see it in our clients' ability to use technology. We see it in the growth of corporate development staffs and at the people that we talk to every day, and certainly internally, with the number of the tools that we've added. I think broadly the view is that you won't see that kind of heavy growth going forward. Importantly, equity and fixed income have become much more closely aligned. Merrill Lynch announced a reorganization of some of their origination businesses last week. We have put equity and debt together. That follows some of what Morgan Stanley's done. Why? It's how we solve [unintelligible] problems. We can talk about that more. But it also rationalizes the cost of the origination business, and we think those things are permanent, as well as the cost of research as a percentage of what origination "costs" [unintelligible]. So, we think those aren't cyclical; we think they're secular; and we think they'll help maintain and improve margins as the business returns. Equities probably suffered the most and itself had the most challenging period in its 60 years. As it's begun to emerge, there are long term changes. You guys are equally aware of them. C pools and margins are shrinking, primarily due to the impact of electronic trading. Venues, hedge funds are in every increasing component of secondary activity. And equity research, as I've commented, has been changed substantially. While margins continue to compress, and we see that as a challenge, we believe other changes in the equity business, most notably the use of technology within our firm or within the industry in helping reduce costs of trading as well as using information more effectively, we think, as the market rebounds here, will help us offset margin compression. We've done a lot, as an industry, to manage head count within the equities business. Technology's very helpful there. But we think, like the fixed income business went through, in the mid and late `90s, the equities business is experiencing today. What we saw on the fixed income side is, as we became more efficient, used technology, but really rationalized business, first through joint ventures and then combining different business entities on the fixed income side, we're starting to see that in equities. It's helping to improve margins. And as the markets

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                  return, we think using technology both for ourselves,
                  reducing our costs, and for our clients, we can continue to grow top line revenue there. As I said, the fixed income markets have undergone tremendous change, both cyclical and secular. The cyclical side has been the boom in issuance of bonds. It's been strong and prolonged. What we think is secular is the amount of assets now managed on the fixed income side. It's a 17.3 trillion-dollar market. It's grown enormously over this period of time, and we think this is more permanent. A lot of you in [unintelligible] and in the past have talked to me about the change or the shift from fixed income back to equities. We think how clients think about investing. You are obviously well aware of it. But we hear it, that fixed income will be different types of assets that they can purchase, how they can purchase the assets, and certainly the performance on the fixed income side we think has created a much greater permanence in terms of those assets. We see it specifically on the high net worth side, how much more individual [unintelligible] of fixed income product. We still think there's growth in this area. We feel like the way we package these securities and offer them to the market still has a lot of potential. But we see it as much more permanent. So we're not looking for a significant shift in which fixed income assets decline dramatically in order for funds to flow back into equities. We think that this has been a much more mature and significant shift in its permanence into the fixed income market. The other side is lagging equities, but starting the electronic area is becoming more important. In certain areas, like treasuries and munis, we begin to create more efficiencies on that side internally with electronic trading with our clients. The high net worth space--and we'll talk a little bit about Neuberger Berman when we get to Lehman--but here we see a very compelling story. The graphs on the left really speak to--or the chart on the left really speaks to the size of the market--7.3 million households worldwide, individuals, families, with significant concentration of wealth. We think that's a big market. We think it's underserved, not in terms of the calling but in terms of the quality of the products. A couple of things that have changed for us here. We see the long term trend, probably the most compelling trend, relative to, whether we're talking about fixed income, investment banking, or equities, this market has growth rates. It's been more sustained, even in this downturn. And we think it will continue to grow at a very predictable rate, certainly in the US, as the baby boom generation--we don't think that's in the next five years, but certainly over the 20 years. And then in Europe and Asia, we see significant opportunity. It obviously sells to why we purchased or are hoping to close Neuberger Berman, and we can talk more about that a little bit

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                  later. Finally geographically, Europe and Asia. Here I would point more to cyclical issues than secular. We think that the Europe market has a little higher beta than the US market, so the downturns were more severe. If you just look at some of these numbers. The DAX's down 73. The CAC's down 61-62%. These were huge declines. We see that as more a reflection of the immaturity of those markets. We're anticipating pretty significant rebounds in those markets. But importantly, longer term, we think the [unintelligible] mediation of banks and other financial institutions with demand going into the capital markets, whether it's on the fixed income side or the equity side. Big steps happen in '04. I was a financial institution banker for a while. Lee wants to forget that. But in that time what we saw was is how much--still 85% of the debt is held within banks. Obviously, with the capital changes that will happen in '04 around the [unintelligible] Accord, as well as the loss of sovereign status for many of these institutions, we see a big flow of products going into the fixed income markets. We see a lot of mergers because of that on the strategic side. But we think Europe still is less mature than the US market. There's a lot more opportunity. And that what happened 2001 was a reflection of a market without enough depth and breadth. So we look for the rebound to be even stronger than in the US, and we see significant opportunity. Asia--a lot of restructuring still to do. I know you guys have heard these numbers too often. But you see it day in and day out, the types of business we're doing--Japan, Korea, Taiwan, and China, just huge portfolio restructuring opportunities, cross-holdings like in Europe. But the restructuring and the opportunity to build out their financial institutions foundation, particularly in China, is a huge opportunity for our industry. We don't think you should put too much capital or labor people there at this point in time. But as the markets get more stable, there's real organic [unintelligible] there, in countries even outside of China. There's opportunities, there's demand within their home markets. And we see excellent opportunities there. So less secular, more cyclical, but offering significant upside. I think we're all a little bit more sober about the margins in Europe and Asia, about the manpower that we can put there and earn a reasonable rate of return. So again, I don't see numbers of people going up dramatically in the near term, but I see opportunities there for us to use our structuring capabilities and the ability to use our strategic advice to create real margin for us. Finally, changes regulatorily. I had this page vetted with our lawyers. I think it's just interesting because it talks about structure versus [unintelligible] value of the product that we're offering. There's very simple things in here, but I wanted you to get a flavor. Many of you asked what's different? There's four, five, or

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                  six points here about what goes on at these firms today and how we interact with research. But I'm going to step back for one second and tell you we strongly believe in the value that we have in our research department. We believe that for you we haven't seen any lessening of demand for the product, and certainly with hedge funds it's increased. One of the things that we have to take into account is how much demand hedge funds put on our research capability. It's even more aggressive than some of the more established or mutual fund companies. The second thing is, and this is important as you think about Lehman Brothers, financial sponsors have been the biggest player in the market today strategically, and importantly, they've grown like the street, four, five times in the last decade. They own so many portfolio companies. Very different than the last recession. But they are a big user of that research as well and value our ability to cover those portfolio companies.

                  So information for the firm, for you as clients, for our investment banking clients, we still see research as a critical component, but life is changed, the wall is real, and this is how we function with it. But we don't see the value of that in terms of what we do for the people we work with every day changing so dramatically. We think a lot of the change around the pricing of that product, the pricing of individuals within that, a more rationalization of sectors and industry has taken place. So moving back, we think the industry's performed incredibly well and really ask you to look at the first four or five charts. I don't say that other industries can't make some of this case, but I don't think, given how (inaudible) the economic and macro events so a lot of other industries can stand up here and talk about these kind of margins, the consistency of the ROE, the preservation of capital -- I'm not talking about mergers now, I'm talking about risk -- and the performance that we've had, and be able to deliver the kind of bottom line that we have. Secondly, we have had some secular change. It is going to mean the business is done differently and there are different opportunities, but we all know as an industry together, we have always been able to change and find the way in which we can best provide value to our clients and our customers. So I want to talk about opportunities going forward, and I'll go through a little bit the same kind of exercise. In short we're incredibly excited about what's in front of us. We think GDP growth around the globe will be 2-1/2% next year, and we think within the U.S. it's about 3-1/2% for '04. That provides a great backdrop for where we can perform, and I correlated it back to the macro in terms of the overall performance of the industry. But we see, in each sector, significant opportunities. Investment banking we see huge need

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                  for developed economies to raise equity and to reduce excess capacity through asset sales and spin-offs. The question I get a lot is about M&A. It's not the big combinations we're looking for. Companies are trying to rationalize. You've said a lot to them. They want to get their businesses back into a growth mode. They want to get rid of things that don't make sense long-term, and so there's a lot of that discussion going on and a lot of it is around raising equity to prepare for better markets. In investment banking there's two ways we can think about it. One is just to look at M&A fees as relative to world market capitalization. So we gave you two slides, questions that we get asked a lot. How do you look at M&A? How do you think about the backlog and whether the markets are returning? These are two slides that you can just look at longer-term to understand how close we correlated M&As to market capitalization in terms of fees. One of the big things we realized and why we restructured quickly was that as capitalization falls so go the fees, and the return of that is also what we think will drive margin opportunity for us. It's pretty correlated. As well as the number of deals completed in correlation with GDP. So two charts that we think speak to just the trend in M&As, but the most important chart on the next page really is what we look at. And this is just taking the ratio of completed to announced, and when announced gets ahead of completed transactions then we start to see the backlog building. And so one of the things you guys can take a lot of comfort in, but use it as a tool going forward, is you can see that in the, you know, in the boom period in '98 to 2000, how much more backlog we had. And then often we got up and talked to you about '01 and '02 as just being the runoff of previous backlog. And it's just the beginning of this year and through the second quarter that we've seen the backlog start to build, and that's a great sign for our business. And this is something that I think speaks to how we're thinking about the market in '04 and '05. It still - the product that'll come back probably last relative to equity is income origination. But we think we've seen the turn there.
                  Relative to equity origination, I've been trying to make this argument. I can see some people in the room that have heard it and probably heard it too much. But relative to the leverage and where rating agencies are - if I can get this slide turned, please. Thank you. If you look at equity origination and you just look at the leverage in the marketplace over the corresponding years, and then the ratio of downgrades to upgrades and the credit watch situation. This is our argument. Many companies need to de-lever and need to raise equity. And you've seen the start of that really relative to the convert market. Those that can do it, those that can afford the debt or the dividend on their equity have been able to issue converts. We've seen that wave. I think a lot of you

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

                  understood that a lot of that was a debt surrogate trying to get equity credit. But we're pretty bullish on where we see the equity origination opportunity in '04 and '05. I know these are statistics but we speak to our clients every day. We have these conversations. Given the rating agency's bent, and it's not changing even though we see the macro picture changing. None of these guys want to be on credit watch, and certainly they want to de-lever in order to improve their rating. And so this is the back - this is the supporting evidence we have around the equity calendar. One of the things that your - that's a change in our business is given the shelf and how aggressive our clients are in using the shelf versus filing their deals - the file backlog for equities is becoming like the fixed income file backlog. It's not a good indicator for you. It's going to be harder for you to judge how things are going. If you just took what happened in the first two quarters of this year and looked at the file backlog, I'll bet 10 to 15% of those deals were in the file backlog before they came to the market. And so part of what will have to be the mode going forward is, the same way we talk about fixed income, it's trends, it's fundamental, and it's what we're hearing from our clients because the use of the universal shelf is becoming greater and greater on the equity side. So we think these are the fundamental reasons, but we also see that people are getting more bullish and they want to improve their leverage ratios as they look forward to a better market and the opportunity to be more inquisitive. Fixed income origination - the question I get most often right now, you know, what's going to happen on the origination side? I want to make two points. First off we're looking at a record year this year in originations. Many of you I talked to in '02 said it couldn't happen in '03. Obviously rates have stayed low. We've gotten no uncertain sense. But if you think about it two things are going on. One is people are responding, but if you look forward to '04 the deficits are coming and obviously the treasury will be a big borrow - we saw the speech last night. But sovereigns around the world, states and municipalities, they need to borrow money. They will be in the market. The other side is credit spreads are coming in and a lot of issuers issue swap to floating, and then as their credit spreads improve they're going to want to fix out. And so, yes, the coupons are very low right now but that doesn't mean the companies won't want to issue in '04 and 05. They have pre-funded to some degree, but remember, a lot of these guys pre-funded when their spreads were 200 and 300 over treasury. They're coming in. We're still bullish on credit spread. So we think that'll hold up origination over the course of '04. We do see a decline but we don't believe that - if you guys thought '02 was a great year, we see it in that range. Secondly, relative to fixed

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

                  income, origination is important and it provides flow and it provides knowledge, and opportunity. But relative to the fees that we earn in fixed income it's about 10%. It is not the driver of the business day-to-day. And you've met Bart McDade, our head of fixed income, you know that the variety of asset classes we had, it is important. But when we look at issuance declining by 10% given the size of the market, and we look at the opportunities on the sovereign side as deficits return to the marketplace, we still see enormous opportunities. I want to switch now to just equity capital markets, sales and trading, and fixed income capital markets for a minute. On the equity side volumes and valuations are improving. Equity fund flows have been positive since the end of the war in Iraq, and we see several positive structural changes. The growth of hedge fund universe - these are the biggest users. They - if you wanted an analogy think about sponsors and how they use investment banks across M&A and all the products. Hedge funds are maturing. They're using more and more product. And they're - they tend to be higher margin players than others in the equity sales and trading business today. They represent 3% of global equity assets, but it counts for 30% of the trading opportunity. We think that there's long-term positives for our business across the trading side, but also the increased use of technology, which, as I said, reduces the cost per trade is positive. We think that people - one of the things that equities didn't go through - when the bull market started in the 90s, fixed income had to rationalize its business model, become more efficient, and be able to have more leverage on the up side. We're seeing that in the equity business. We know there's pressure. But as we rationalize people, the amount of bodies that we have in the business, the use of technology, and some of these newer asset classes or investors, whether it's hedge funds or their use of things like prime brokerage. We know it's more competitive but we see upside in the business overall. Fixed income - I think this is very compelling. We sat down with the head of fixed income and his business team and went, so, where do you see growth? Where do you see growth in '04 and '05? These are all the categories. High yield and leverage loans. We still with credit spreads coming in a bigger calendar next year than this year in high yield. Interest rate derivatives much more popular and growing. Commercial mortgage back, securities maybe more so outside the U.S. Non-U.S. residential supply. This is the market in Europe. Less so in Asia but in Europe that we're just scratching the surface of asset-backed securitization, both as a tool for M&A and as a tool in Asia and Europe, foreign exchange for - we see, given the changes with the euro and the yen, we still the market being able to grow. CDOs, CLOs, again market with huge growth opportunities and credit derivatives. So we tried to say don't think about it as, you know, just a business plan or budgeting, but really where do you see growth for the industry? We have our own priorities. Things like foreign exchange we think we can get much better at. But as an industry we think these markets can grow and so we're much less concerned about the shift as it comes between fixed income and equity. This is a slide I wanted to spend just a minute on because I think it really speaks to what environment we would say we're going into. And inflation is probably more important to the equities market than necessarily just interest rates. And this was something we went back and tried to look at over a significant period of time. And I think we said since 1954, what do the recoveries look like? When has it been in the most attractive environment? And I shaded CPI being between 2 and 4%, the return of the S&P, and what happened in the bond market. So you can kind of see that inflation obviously hurts markets most both fit in - both fixed income and equities. But if you said even take the model of 0 to 2%, which wouldn't be good necessarily. You can see a 14% and a 4-1/2%. But if I said I think we're entering a sweeter spot than that. Maybe inflation is on the lower side towards 2%. But if you think about those two markets being able to give the kinds of returns to investors, I think we could see significant interest in terms of these asset classes and the ability to generate returns for our shareholders. One the high net worth side, in terms of the allocation, I talked about the growth and the product mix. Two things have happened there. More asset classes and you could see the break down there between FID, cash, equities, real estate, alternative investments. We see alternative investments growing. But importantly for us we are newer to the game, we did make the Neuberger acquisition. Importantly for us it's no longer a one-service provider market. More and more of these families or individuals are using two, three, four different service providers and using different types of assets. And that's an opportunity we see. Yes, it's a new brand for us, but we think it's leveraging and consistent with what we're doing on the institution side. These people sit on boards, they make decisions around companies, they buy and sell assets, they are important for our brand, for our banking business, and the opportunity to put new and different structures from FID and equities into these clients. And so two things. Different asset classes and more service providers. Finally Europe and Asia, just to look at different opportunities here. We touched on some of this. In Europe it's kind of the opportunity to continue the privatization and consolidation that was taking place. Equitization of Europe. You've heard a lot about that. It's still much smaller than the U.S. market. That probably takes more time than any of us anticipated in the late 90s. But certainly we see that opportunity. And the fixed income markets are much less mature than the U.S. For our business alone it's a big growth opportunity, but overall we see more asset classes, bigger asset classes, like securitization, et cetera. And in Asia, again a restructuring opportunity with the growth of interlaying markets in northern Asia being substantial. So backed up, we're bullish on the growth in our industry. We think that one of the things that -- just to underscore again -- the growth trends has been at or above 10% for almost 30 years. I think that's a pretty telling story. We don't think that given the opportunities geographical and within certain products, that it should be less than that. And certainly from trough to recovery we've seen 20% plus. And asset did see decline in the duration of it. We think it's a great opportunity for you to look at this industry. I promise I'm going to spend a few minutes on Lehman Brothers and then turn it over to questions. Lehman Brothers. What's our strategy? You guys have heard it. It's really cross cycle success. And I sat with many of you '99 and 2000 with a lot of questions about what are you guys going to do in the downturn? How are you guys going to survive the downturn? If all of you were honest you asked either one of us or me how are you guys going to make it through the downturn? It's interesting that in the last year the question is now how you guys going to make it through the upturn? But if you look cross cycle we did things that you guys said we couldn't do. We built market share in a down market. It was starting in an up market. We re-allocated resources, we were very efficient in terms of how we used our capital, and so if you look at it we really - in both a very aggressive growth period, '98 to 2000, when you very much liked the change at Lehman. And now, '01, '02, '03, first half of '03, I think we've demonstrated above peer performance in two extreme markets. And so I hope that, as you look forward, you give us the benefit of the doubt that we're in a very different position coming out of this trough than we were in '90 and '91, and certainly competitively we're in a very different position than we were even five years ago. Revenue diversification we think's the strength. Capital markets account for 60% of the revenues and banking and high net worth. If you think about it, a shift in those mixes doesn't really change the bottom line. You know, some of us would make the argument that equities actually has some higher margin products than fixed income. But the reality is if you look over time it's going to be between 60 and 65% of the market. Banking's going to represent the rest, and the growth and high net worth, as I talked about earlier, again we see the businesses improving - banking, equities, high net worth. But the reality is that we have a diverse revenues base. Because we've done well in fixed income, the return of Lehman Brothers as a good fixed income shop has started again. I ran investment banking. You're going to hurt my career unless you guys talk more about the fact that we have diversified. We have a very strong banking division. We have a very strong equities division. We'll talk more about that. But we are diversified and we've performed in both extreme up and down markets. How have we done that? First off growing market share. I mean these are significant differences in the last three years, in the last five years in terms of our position in the marketplace. Lending you told us would knock us out of our spot in fixed income. We're the number three underwriter of investment grade debt through good and bad times now. The credit cycle's probably run its course. We didn't get knocked out of that spot. We're number five in fixed income from a market share standpoint globally. But if you just look across every product we've gained market share. We're consistent, we're focused, we're targeted. We cover a specific universe of clients and we think we deliver the firm to them. If you look at an important fact relative to this issue of proprietary trading -- and this is differentiating between our peer group and us -- we have grown ourselves credits or the customer flow franchise even with the contraction in both fixed income and equity markets. This represents the combined sales credits for both mark - for both of our positions and it's grown, in fact, since Q1 '99 through the first half of this year. We are doing more with more customers than we ever have before, and we'll see it in some of the statistics very quickly in a minute. If you look at equities this is the difference. We're about an 8 to 9% player in the equity markets. We were 4% at the beginning of this downturn. We've consolidated, we've stayed focused. I won't go through the different awards and recognition that we've gotten from you. We appreciate this business. It's important to us. And you see the difference in our place in the market. If you look at fixed income - this is what I love. These are big businesses. There are 12 different franchises in fixed income. And that's what spells, you know, why we're not as concerned about this shift and the view of our clients relative to equities or fixed income. There may be some shifting within FID. Obviously things like high yield performs better than investment grades in credit hiking cycles. But we see the muni business - many got out of it. We love the business. It's a much smaller group of competitors. Mortgages, you know, some of the changes that could come out of Fannie and Freddie in terms of their arbitrage portfolio versus what they do for the housing market could put a lot more supply into the market. There are great opportunities within the business for Lehman Brothers. We're not on the map in fixed income, in commodities. We have places we can grow and grow significantly. We probably make released on the street and foreign exchange. We're trying to build that business. If we just got to be a player in the business it could add 3 to $500 million in terms of revenue for us over the next 12 to 24 months. Client services - this is an area I talked about. It's about 10% of our P&L. We have 350 PCS calling officers. They have the highest debt in terms of margins for financial consultants. But marry that with Neuberger Berman in terms of sales force and we think that we drive a lot more high margin assets under management. So what does this mean? We consistently deliver more revenue to our bottom line than our peers do, and this is due to continued focus on calling, using our core competencies. One of the things that was also said was you guys go into these five-year charts. You started off so well with '92 and '95. Of course you look good. But now these charts go back starting '98, '99, when we were in a very different position than in '94 and we're still outperforming our peer group -- and I can't stress enough -- in an industry that has performed very well. So look at the returns, look what we've been able to do over that five-year period. Solid performance, you can look at the financials here. It's seen a lot but return on common equity first half of '03, 16%. The trend is positive. We believe we represent the unique value within our industry. Second quarter there's just some more breakout in terms of our capital markets, performance, investment banking. All of these areas have been in a growth mode and as we look at '04 and '05 we're very optimistic. Finally, the most important slide, the five-year CAGR. Again, first in our industry, 9.7%, peer group 7.1, S&P 8.2, and the S&P 500, S&P financial 8.2, S&P 500, 5.1. So within our industry and then our industry as a whole, outperforming across cycles. I'm going to stop here because I'm realizing I'm running out of time and I want to take some questions. And this is going to get too long for you guys. So why don't I open it up for some question and see if we can get to what you're concerned about. Yes, sir? In the back. If you shout I think this room's big enough.

MALE VOICE 2:     (Off-mic).

BRADLEY JACK:     I think two things have changed that would make this a
                  different cycle. One is just that the scale of M&A is, I think, not going to return to the levels that it did in '99 and 2000. And I trust the success of some of these mergers.
                  I just think, you know, the $100 billion plus deal's probably not what we're forecasting. So relative to what M&A looks like over the next five years I don't think it'll be, quote, the leading product in terms of how you see margin and brand or benefit in investment banking. The second is I think the equity business is permanently changed. You know?
                  I don't think
                  commissions are going to come back as robustly. I think it has to be more efficient. We have to rationalize the industry more, become better, you know, provider of services in a better and more efficient way. So as much as I think there's the cyclical aspect coming back, I think there's more to do on the equity side that'll make it different and, quote, maybe not as robust as it was the last time around.
                  Yes, sir?

MALE VOICE 3:     (Off-mic).

BRADLEY JACK:     Okay, the question is just ramifications of the Spitzer's
                  investigation in mutual funds and then have we talked to Neuberger about their situation. We have talked to Neuberger, excuse me, they've assured us that that's not going to be an issue for them. That's going to be important that we are absolutely confident of that before the closing.
                  But given their assurances we're comfortable. I think, again, you know, this has been just a tough, tough period for the financial services industry over all. I think this is a new chapter. You know, my comments would be that I think investors are worn down by this news. It's only going to tarnish what is already an industry that's been under significant scrutiny and there's been some reasons for that.
                  I guess gut I don't feel this is as - this is going to be as long lasting or as painful as what happened around the investment banking model of research and equities. I think this is a small, small percentage of what happens in your industry. It's going to get corrected. Those people are going to pay who did it. But if you think about testing an overall model like they did when they looked at the investment bank versus issues that are very, very specific and not - maybe it's widespread but it's certainly not on the scale, given how big your industry is what it does every day. So, you know, I found it incredibly unfortunate but I don't believe that it's going to slow in any way the return.
                  I think investors want to make money and I think that's healthy, and I think, like all of us, they see opportunities as the economies improve and they're going to want to put their money to work. So I don't ultimately see it slowing down what's happened over the last 24 months. But again it's an unfortunate chapter for all of us. Yes, sir?

MALE VOICE 4:     How about market share and competitive success? You know, if you looked across the competitive landscape, everybody's got really smart people, everybody's got ample financial resources, sophisticated technology, global operations. With that kind of level of playing field what do you think are the real drivers of competitive success?

BRADLEY JACK:     Well, it's a great point because I don't think it's just
                  products and people. It's culture. I mean people can have different cultures but your ability to work together internally to solve -- whether it's an investing client or a banking client's problem -- come from what is your culture?
                  What is demanded of you by senior management? How does that actually play out day-to-day? So I mean part of it is that our competitors hurt themselves, and part of it is that in the last 15 years Lehman has really established a culture of how you're supposed to work together. What it means. One of the things I was saying earlier about why doesn't everybody succeed in the financial sponsors business? It's because they need five products and they need not for them to tell you how to put together that package but for you to figure out a way for them to win in an auction. And that's what
                  (unintelligible) high yield guys have to be able to tell the loan guys I need you to do this to your pricing. And the loan guys (unintelligible) tell the convert guys this is how much convert to be used because I need this kind of cap structure. If you can do that internally and people feel like they're working for one outcome, you can be incredibly successful. But that doesn't happen because you can do that naturally. Everything's focused on the P&L and it really has to be, you know, done in a way that the culture drives people to do that. Equity ownership was the start for us, but now people believe that if Lehman does better, they will do better. They don't have to have their business be the sole contributor. You know, these fixed income - the fixed income franchise today could walk around, as you hear at other firms, and kind of say, you know, we're the - you don't hear that at Lehman Brothers. These guys know that it'll transition back to equities and banking and vice versa. Our ability to distribute compensation through the whole organization, keep it together, to keep it consistent, has been a part of our success. That other firms have to pay all of the goods to one division one year, all of the goods to another division. Most senior people at Lehman Brothers, the top 150, have such a significant investment in their equities that what they care about is the firm winning. And that has gotten to be our culture. Not just an economic reason or something we say at the top. And honestly you're right. Most people in this industry are very capable, very smart, but they can't pull it together. And I think the fact that we've done seven out of the ten largest sponsors deals in the last 18 months. That's not magic. That's our ability to come together and deliver. And one of the things I wanted to say later in the presentation is we do tailor. We are creative. I know other guys are but they can't get to the point of sale because there's too much internal issues. Some of it's from consolidation, some of it's, you know, with the change the companies have had about the capital markets and investment banking businesses. Some of our

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

                  competitors who run like a bull have chopped out so much of the infrastructure that morale was way down. It's not - to your point, it's not just us shooting out ahead of the pack. It's - in our industry it's always been that our competitors tend to stumble as much as we differentiate. But it's been consistency and our culture that have really allowed us to make this thing happen over a long period of time. If you talk internally, most people feel like we're about 60% of the way there. We got another ten years of investment and efforts to try to make this franchise as strong as it can be. Brand is still over decades. That's our feeling. Let's take another question. Yes, sir.

MALE VOICE 5:     (Off-mic).

BRADLEY JACK:     Okay, questions about Neuberger Berman and just, you know, how do we look at costs, revenue growth, synergy. I'm looking for my partner here, Shawn Butler. Can I go with this one? No. I've got to wait on that. I'm sorry. That's the only one you got there? All right. I'm going to stop because guys are starting to fade out. Thank you very much.



                                      20